



Matt Mills · 3rd

Problem Solver

Austin, Texas, United States · **Contact info**

412 connections

 **REPAY - Realtime Electronic Payments**

 **Texas State University**

Message   (More)

Experience



Senior Software Engineer

REPAY - Realtime Electronic Payments · Full-time

Feb 2021 – Present · 5 mos

Senior Software Engineer

Digital Pharmacist Inc. · Full-time

Nov 2018 – Jan 2021 · 2 yrs 3 mos

Austin, Texas Area

I initially served as the SME and technical lead for Digital Pharmacist's Telemanager IVR platform. The platform is primarily built on legacy VB.Net code, has a smattering of newer code in C#, and uses SQL Server as the persistence engine. There are also a large number of Pharmacy Management System interface DLLs written in VB6 that I am responsible ...see more

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Senior Software Engineer

Web.com

Oct 2017 – Nov 2018 · 1 yr 2 mos

Austin, Texas



Technical Architect

Amplifier

Apr 2013 – Sep 2017 · 4 yrs 6 mos

I serve as a technical architect, business and process analyst, software developer, and project manager at Amplifier. My development focus is primarily on designing, implementing, and updating our line-of-business systems and enterprise infrastructure, but I also spend time implementing and updating features on our client-facing websites. In addition to th ...see more

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Senior Software Engineer

NextGen Healthcare Information Systems

Jun 2012 – Apr 2013 · 11 mos

Austin, TX

I serve as a senior and lead software developer, part-time architect, part-time build and deployment engineer, and full-time problem solver.

Technically, our team is building a conceptually new Electronic Medical Records ap ...see more

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Education



Texas State University
Master's of Science, Computer Science
2004 – 2006



Texas Tech University
Bachelor's of Science, Computer Science
1996 – 2001

Skills & endorsements

Microsoft SQL Server · 23

 Endorsed by **Brian Brietzke, who is highly skilled at this**

 Endorsed by **2 of Matt's colleagues at Assurant**

C# · 20

 Endorsed by **Gregory Banister, who is highly skilled at this**

 Endorsed by **2 of Matt's colleagues at Assurant**

   LinkedIn Skill Assessment badge

Agile Methodologies · 12

 Endorsed by **6 of Matt's colleagues at Dell Technologies**

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